SCHEDULE OF NAMED INSURED

Named Insured: Forum Funds, Forum Funds II and Forum ETF Trust		Policy No.: FL5FD00081-141

Rider No.: 4		Effective date of Rider: 02/23/15
Issuing Company: Everest Reinsurance Company

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

It is agreed that:

1. Item 1 of the Declarations Page, Named Insured (herein called Insured), is amended to include the following:

Absolute Opportunities Fund
Absolute Strategies Fund
Adams Harkness Small Cap Growth Fund
Auxier Focus Fund
Beck, Mack & Oliver Partners Fund
Beck, Mack & Oliver Global Fund
Carne Hedged Equity Fund
DF Dent Premier Growth Fund
DF Dent Midcap Growth Fund
DF Dent Small Cap Growth Fund
Dividend Plus+ Income
Golden Large Cap Core Fund
Golden Small Cap Core Fund
LMCG Global Market Neutral Fund
LMCG Global Multicap Fund
Merk Absolute Return Currency Fund
Merk Asian Currency Fund
Merk Currency Enhanced U.S. Equity Fund
Merk Hard Currency Fund
Monongahela All Cap Value Fund
Payson Total Return Fund
Polaris Global Value Fund
Steinberg Select Fund
The BeeHive Fund
Phocas Real Estate Fund
Baywood SKBA ValuePlus Fund
CVR Dynamic Allocation Fund
Merk Hard Currency ETF
Acuitas International Small Cap Fund
Acuitas US Microcap Fund
Gurtin National Municipal Value Fund
Gurtin California Municipal Value Fund
The BDC Income Fund
Exceed Structured Shield Index Strategy Fund
Exceed Structured Hedged Index Strategy Fund
Exceed Structured Enhanced Index Strategy Fund

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

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FUND SCHEDULE
(Different Continuity Dates)

Named Insured: Forum Funds, Forum Funds II, and Forum ETF Trust

Endorsement No.:	28
Effective date of Endorsement: 2/23/15
Policy No.:	FL5ML00108-141

Issuing Company: Everest National Insurance Company

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

It is agreed that the following Funds are included in the respective definition of Mutual Fund and Private Investment Fund in this Policy, and for each such Fund the Continuity Date in Item 8 of the Declarations is amended to the respective date set forth below for such Fund:

1. Mutual Funds:		Continuity Date

	Gurtin National Municipal Value Fund	11/3/2014
	Gurtin California Municipal Value Fund	11/3/2014
	The BDC Income Fund	11/24/2014
	Exceed Structured Shield Index Strategy Fund	12/24/2014
	Exceed Structured Hedged Index Strategy Fund	12/24/2014
	Exceed Structured Enhanced Index Strategy Fund	12/24/2014

2. Private Investment Funds:

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Date of Issue: 03/05/15

Authorized Representative

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